FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Quarterly report for the three months ended December 31, 2010, filed on February 14, 2011 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

BY:	/S/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: February 16, 2011

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the three months ended

December 31, 2010

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, on Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Nine months ended December 31, 2010	Nine months ended December 31, 2009	Three months ended December 31, 2010	Three months ended December 31, 2009	Year ended March 31, 2010
Net sales	6,653,361	5,219,884	2,285,413	1,886,588	7,417,980
Income (loss) before income taxes	227,320	54,642	82,767	81,095	(29,315)
Net income (loss)	123,060	(16,477)	39,025	34,799	(170,667)
Net income (loss) attributable to Panasonic Corporation	114,701	(14,609)	39,983	32,259	(103,465)
Total Panasonic Corporation shareholders’ equity	—	—	2,640,941	2,763,230	2,792,488
Total equity	—	—	3,026,975	3,703,704	3,679,773
Total assets	—	—	8,138,376	8,675,083	8,358,057
Panasonic Corporation shareholders’ equity per share of common stock (yen)	—	—	1,275.63	1,334.50	1,348.63
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	55.40	(7.06)	19.31	15.58	(49.97)
Net income (loss) per share attributable to Panasonic Corporation common shareholders, diluted (yen)	—	—	—	—	—
Panasonic Corporation shareholders’ equity / total assets (%)	—	—	32.5	31.9	33.4
Net cash provided by operating activities	374,292	306,159	—	—	522,333
Net cash used in investing activities	(140,429)	(338,219)	—	—	(323,659)
Net cash provided by (used in) financing activities	(155,233)	183,049	—	—	(56,973)
Cash and cash equivalents at end of period	—	—	1,125,951	1,110,905	1,109,912
Total employees (persons)	—	—	375,597	382,480	384,586

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	SANYO Electric Co., Ltd. (SANYO) and its subsidiaries became the Company’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.

	3.	Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potential common shares that were outstanding for the period.

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 658 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The Company strengthens the unity of all employees throughout the group and ultimately enhances the value of the “Panasonic” brand globally. The Company will continue its tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

The Company’s business segment classifications consist of six segments, namely, “Digital AVC Networks,” “Home Appliances,” “PEW and PanaHome,” “Components and Devices,” “SANYO,” and “Other.” “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, general electronic components, electric motors and batteries. “SANYO” includes solar cells, lithium-ion batteries, and optical pickups. “Other” includes FA equipment and other industrial equipment.

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates to further develop global business. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the government and corporations. For exports, sales are handled mainly through sales subsidiaries and agents located in their respective countries. Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries. Meanwhile, most import operations are carried out internally, and the Company aims to expand them to promote international economic cooperation.

Certain PEW, PanaHome and SANYO products are sold on a proprietary basis in Japan and overseas.

During the three months ended December 31, 2010, there were no major changes in principal businesses.

(3)	Changes in Affiliated Companies

As of October 1, 2010, IPS Alpha Technology, Ltd., a consolidated subsidiary of the Company, integrated IPS Alpha Technology, Himeji, Ltd. and IPS Alpha Support Co., Ltd., and changed the company name to Panasonic Liquid Crystal Display Co., Ltd.

As of October 1, 2010, Panasonic Shikoku Electronics Co., Ltd., a consolidated subsidiary of the Company, changed the company name to Panasonic Healthcare Co., Ltd.

SANYO Semiconductor Co., Ltd. (SSC), a consolidated subsidiary of the Company, became a significant subsidiary, defined with Cabinet Office Ordinance of Japan, through the capital increase underwritten by SANYO, during the third quarter of fiscal 2011. As of January 1, 2011, SANYO transferred its entire shareholding of SSC to Semiconductor Components Industries LLC, a wholly-owned subsidiary of ON Semiconductor Corporation, and as a result, SSC was excluded from a consolidated subsidiary of the Company.

JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) and its subsidiaries ceased to be an associated company of the Company under the equity method as the voting rights of the Company in JVC Kenwood HD declined to less than 20%, due to JVC KENWOOD HD’s issuance of new shares and disposition of treasury shares through a global offering on January 25, 2011.

(4)	Number of Employees (as of December 31, 2010)

1. Consolidated:	375,597 persons
2. Parent-alone:	41,508 persons

II	The Business

(1)	Operating Results

During the third quarter, although the bleak employment scenario continued to plague developed countries, the global economy has recovered gradually, due mainly to economic stimulus plans in several countries and the sustained high-growth in emerging countries. In such business conditions, Panasonic Group launched a new midterm management plan called “Green Transformation 2012 (GT12)” in the beginning of fiscal 2011.

Consolidated group sales for the third quarter increased 21% to 2,285,413 million yen from the third quarter of fiscal 2010.

Regarding earnings, operating profit* for the third quarter decreased to 95,364 million yen, down 6% from a year ago. This result was due mainly to ever-intensified global price competition and rising material costs, despite increasing sales and the streamlining of material costs and other general expenses. Pre-tax income for the third quarter was 82,767 million yen, up 2% from a year ago. This result was due mainly to a decrease in business restructuring expenses incurred as other deductions. Accordingly, net income for the third quarter was 39,025 million yen, up 12% from a year ago, and net income attributable to Panasonic Corporation was 39,983 million yen, up 24% from a year ago.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies.

(2)	Operating Results by Segment

The following information shows the operating results by business segment for the third quarter. The Company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Component and Devices in the fiscal 2010 third quarter are reclassified to conform to the presentation for fiscal 2011.

Digital AVC Networks

Sales in this segment amounted to 927,569 million yen, a decrease of 5% compared with a year ago, due mainly to the sales decrease in digital cameras and mobile phones. Segment profit was 39,903 million yen, down 1% from a year ago. This amount level was almost in line with a year ago, due mainly to a fixed cost reduction and comprehensive streamlining efforts, despite the sales decrease.

Home Appliances

Sales in this segment amounted to 337,515 million yen, an increase of 10% compared with a year ago, due mainly to favorable sales in air conditioners, refrigerators and compressors. Segment profit amounted to 32,711 million yen, up 4% compared with a year ago, due mainly to favorable sales and a fixed cost reduction.

PEW and PanaHome

Sales in this segment amounted to 446,449 million yen, an increase of 9% compared with a year ago. Regarding Panasonic Electric Works Co., Ltd. (PEW) and its subsidiaries, in addition to improved sales mainly in home appliances and devices such as electronic materials and automation controls, sales recovery in housing/building related business such as electrical construction material also contributed to overall sales increase. For PanaHome Corporation and its subsidiaries, stable sales of housing construction such as detached housing and rental apartment housing led to the increase in overall sales. Segment profit amounted to 23,125 million yen, up 32% from a year ago, as strong sales covered the impact of rising material costs.

Components and Devices

Sales in this segment amounted to 232,810 million yen, a decrease of 6% compared with a year ago, due mainly to a sales decrease in semiconductors and exchange rate fluctuations. Segment profit amounted to 3,684 million yen, down 81% compared with a year ago, due mainly to a sales decrease and a price decline.

SANYO

Sales in this segment totaled 393,326 million yen. The sales of digital cameras and rechargeable batteries were sluggish due to weak demand. Segment profit resulted in a loss of 5,686 million yen after incurring expenses, such as amortization of intangible assets recorded at acquisition.

Other

Sales in this segment totaled 262,579 million yen, up 13% compared with a year ago, due mainly to a significant sales increase in factory automation equipment. Segment profit also improved to 12,224 million yen, up 99% compared with a year ago.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of December 31, 2010 decreased by 825,590 million yen to 8,138,376 million yen compared with 8,963,966 million yen at the end of the second quarter of fiscal 2011. This was due mainly to the decrease in cash and cash equivalents related to the tender offers for the shares of PEW and SANYO.

Regarding liabilities, total liabilities amounted to 5,111,401 million yen, a decrease of 314,720 million yen compared with the end of the second quarter of fiscal 2011. This was due mainly to a decrease of short-term bonds.

Panasonic Corporation shareholders’ equity decreased by 11,019 million yen to 2,640,941 million yen compared with the end of the second quarter of fiscal 2011. This result was due primarily to a deterioration in accumulated other comprehensive income (loss) influenced by the appreciation of the yen and a decrease in capital surplus owing to acquisition of noncontrolling interests of the Company’s subsidiaries, despite an increase in retained earnings by incurring quarterly net income attributable to Panasonic Corporation. Noncontrolling interests decreased by 499,851 million yen to 386,034 million yen due primarily to the tender offer.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the fiscal 2011 third quarter totaled 126,970 million yen, a decrease of 22,959 million yen from a year ago. This was due primarily to a decrease in trade payables.

Cash flows from investing activities

Net cash used in investing activities in the fiscal 2011 third quarter amounted to 48,213 million yen, a decrease of 269,787 million yen from a year ago. This difference from a year ago was due primarily to a decrease in time deposits and the prior year’s expenditures to purchase shares of a newly consolidated subsidiary.

Cash flows from financing activities

Net cash used in financing activities in the fiscal 2011 third quarter amounted to 808,960 million yen, an increase of 619,432 million yen from a year ago. This was due mainly to a decrease in short-term bonds and the expenditures related to the tender offers for the shares of PEW and SANYO.

All these activities associated with the effect of exchange rate fluctuations resulted in cash and cash equivalents of 1,125,951 million yen as of December 31, 2010, down 742,455 million yen compared with the end of the second quarter of fiscal 2011.

(5)	Research and Development

Panasonic’s R&D expenditures for the third quarter of fiscal 2011 totaled 134,862 million yen. There were no significant changes in R&D activities for the period.

(6)	Risk Factors

There were no risks newly identified during the three months ended December 31, 2010. However, there were significant changes with regard to the “Risk Factors” stated in the annual report of the prior fiscal year and the quarterly reports of the first and second quarter of this fiscal year as follows.

Alliances with, and strategic investments in, third parties, and mergers and acquisitions undertaken by Panasonic, may not produce positive or expected results

Panasonic develops its businesses by forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in start-up companies. Furthermore, the strategic importance of partnering with third parties is increasing. In some cases, such partnerships are crucial to Panasonic’s goal of introducing new products and services, but Panasonic may not be able to successfully collaborate or achieve expected synergies with its partners. Furthermore, Panasonic does not control these partners, who may make decisions regarding their business undertakings with Panasonic that may be contrary to Panasonic’s interests. In addition, if these partners change their business strategies, Panasonic may fail to maintain these partnerships. Panasonic, Panasonic Electric Works (“PEW”) and SANYO Electric Co., Ltd. (“SANYO”) resolved, at their respective meetings of the Boards of Directors held on July 29, 2010, to pursue a plan of Panasonic’s acquisition of all shares of PEW and SANYO in order to make them wholly-owned subsidiaries of Panasonic (“the Acquisitions”) by around April 2011 by way of tender offers and, thereafter, share exchanges. Panasonic conducted, pursuant to the resolution of its above-mentioned Board of Directors meeting, the tender offers for the shares of PEW and SANYO at a purchase price of 1,110 yen per share of PEW common stock and 138 yen per share of SANYO common stock during a tender offer period from August 23, 2010 through October 6, 2010, and as a result, Panasonic’s shareholdings of PEW and SANYO became approximately 84% and 81%, respectively. Thereafter, Panasonic, PEW and SANYO resolved, at their respective meetings of the Boards of Directors held on December 21, 2010, to conduct share exchanges in order to make Panasonic a wholly-owning parent company, and PEW and SANYO wholly-owned subsidiaries, and the share exchange agreements were executed between Panasonic and PEW, and between Panasonic and SANYO, respectively. The Acquisitions are scheduled to be completed on April 1, 2011 subject to approval of the share exchange agreements at extraordinary general meetings of PEW and SANYO, respectively. However, Panasonic may not be able to promptly complete the Acquisitions or realize the business reorganization which is scheduled thereafter. Furthermore, even if Panasonic completes the Acquisitions, Panasonic may fail to sufficiently achieve the expected results of the Acquisitions, such as promotion of rapid decision-making and maximization of group synergies.

Note:	The forward-looking statements in the above information are based on our belief as of the filing date of this quarterly report.

(7)	Others

Based on the Board of Directors meeting held on July 29, 2010, the Company conducted the tender offers for common shares of PEW and SANYO from August 23, 2010 through October 6, 2010. The aggregate purchase amount of the tender offers is 525.2 billion yen and, as a result of the tender offers, the equity ownership of the Company in PEW and SANYO is approximately 84% and 81%, respectively. Thereafter, Panasonic, PEW and SANYO resolved at their respective meetings of the Board of Directors held on December 21, 2010, to conduct share exchanges in order to make Panasonic a wholly-owning parent company, and the share exchange agreements were executed between Panasonic and PEW, and between Panasonic and SANYO. Shares of both subsidiaries are scheduled to be delisted on March 29, 2011, as the effective date for the share exchanges has been set as April 1, 2011, subject to approval of the share exchange agreements at extraordinary general meetings of PEW and SANYO, in early March 2011.

III	Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

During the three months ended December 31, 2010, there were no significant changes in major property, plant and equipment.

(2)	Plan of the Purchase and Retirement of Major Property, Plant and Equipment

During the three months ended December 31, 2010, there were no significant changes in plan of the purchase and retirement of major property, plant and equipment from the last fiscal year. During the three months ended December 31, 2010, the Company does not have any current plans to purchase, expand, refurbish, retire and dispose major property, plant and equipment.

During the three months ended December 31, 2010, the Company invested a total of 92,375 million yen in property, plant and equipment, with an emphasis on production facilities in such priority business areas as flat-panel TVs and batteries. The breakdown of capital investment by business segment is as follows:

Business Segment	Yen (millions)
Digital AVC Networks	32,212
Home Appliances	6,150
PEW and PanaHome	12,043
Components and Devices	18,835
SANYO	20,831
Other	756

Subtotal	90,827
Corporate	1,548

Total	92,375

IV	Shares and Shareholders

(1)	Shares of Common Stock Issued as of December 31, 2010: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange.

(2)	Amount of Common Stock (Stated Capital) as of December 31, 2010: 258,740 million yen

(3)	Stock Price

The following table sets forth the monthly reported high and low market prices per share of the Company’s common stock on the Tokyo Stock Exchange for the nine months of fiscal 2011:

	Yen
	April	May	June	July	August	September	October	November	December
High	1,480	1,348	1,288	1,212	1,155	1,170	1,226	1,272	1,220
Low	1,345	1,123	1,104	1,040	1,027	1,050	1,100	1,135	1,138

CONTENTS

V	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31 and March 31, 2010

	Yen (millions)
Assets	December 31, 2010	March 31, 2010
Current assets:
Cash and cash equivalents	1,125,951	1,109,912
Time deposits	80,742	92,032
Trade receivables:
Notes	79,715	74,283
Accounts (Note 12)	1,103,191	1,134,915
Allowance for doubtful receivables	(22,599)	(24,158)

Net trade receivables	1,160,307	1,185,040

Inventories (Note 2)	945,881	913,646
Other current assets (Notes 12 and 13)	460,644	505,418

Total current assets	3,773,525	3,806,048

Investments and advances (Notes 3 and 13)	556,835	636,762

Property, plant and equipment (Note 5):
Land	383,185	391,394
Buildings	1,737,633	1,767,674
Machinery and equipment	2,250,935	2,303,633
Construction in progress	125,268	128,826

	4,497,021	4,591,527
Less accumulated depreciation	2,604,878	2,635,506

Net property, plant and equipment	1,892,143	1,956,021

Other assets:
Goodwill	923,950	923,001
Intangible assets (Note 5)	565,809	604,865
Other assets	426,114	431,360

Total other assets	1,915,873	1,959,226

	8,138,376	8,358,057

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31 and March 31, 2010

	Yen (millions)
Liabilities and Equity	December 31, 2010	March 31, 2010
Current liabilities:
Short-term debt, including current portion of long-term debt (Notes 11 and 13)	947,890	299,064
Trade payables:
Notes	58,045	59,608
Accounts (Note 12)	992,635	1,011,838

Total trade payables	1,050,680	1,071,446

Accrued income taxes	83,999	39,154
Accrued payroll	117,077	149,218
Other accrued expenses	822,196	826,051
Deposits and advances from customers	72,213	64,046
Employees’ deposits	10,394	10,009
Other current liabilities (Notes 12 and 13)	387,669	356,875

Total current liabilities	3,492,118	2,815,863

Noncurrent liabilities:
Long-term debt (Note 13)	836,894	1,028,928
Retirement and severance benefits	407,953	435,799
Other liabilities	374,436	397,694

Total noncurrent liabilities	1,619,283	1,862,421

Equity:
Panasonic Corporation shareholders’ equity:
Common stock (Note 6)	258,740	258,740
Capital surplus	1,100,717	1,209,516
Legal reserve	94,291	93,307
Retained earnings	2,442,499	2,349,487
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(484,626)	(352,649)
Unrealized holding gains of available-for-sale securities (Note 3)	21,669	40,700
Unrealized gains of derivative instruments (Note 12)	5,563	1,272
Pension liability adjustments	(127,188)	(137,555)

Total accumulated other comprehensive income (loss)	(584,582)	(448,232)

Treasury stock, at cost (Note 6)	(670,724)	(670,330)

Total Panasonic Corporation shareholders’ equity (Note 10)	2,640,941	2,792,488

Noncontrolling interests (Note 10)	386,034	887,285

Total equity (Note 10)	3,026,975	3,679,773
Commitments and contingent liabilities (Notes 4 and 14)

	8,138,376	8,358,057

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Nine months ended December 31, 2010 and 2009

	Yen (millions)
	Nine months ended December 31
	2010	2009
Revenues, costs and expenses:
Net sales	6,653,361	5,219,884
Cost of sales (Note 12)	(4,890,833)	(3,752,108)
Selling, general and administrative expenses	(1,498,196)	(1,337,912)
Interest income	8,257	8,876
Dividends received	5,645	6,183
Other income (Notes 11 and 12)	40,270	30,567
Interest expense	(21,093)	(16,545)
Other deductions (Notes 5, 11, 12 and 13)	(70,091)	(104,303)

Income before income taxes	227,320	54,642
Provision for income taxes	(111,842)	(69,856)
Equity in earnings (losses) of associated companies	7,582	(1,263)

Net income (loss) (Note 10)	123,060	(16,477)
Less net income (loss) attributable to noncontrolling interests (Note 10)	8,359	(1,868)

Net income (loss) attributable to Panasonic Corporation (Note 10)	114,701	(14,609)

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	55.40	(7.06)
Diluted	—	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Three months ended December 31, 2010 and 2009

	Yen (millions)
	Three months ended December 31
	2010	2009
Revenues, costs and expenses:
Net sales	2,285,413	1,886,588
Cost of sales (Note 12)	(1,691,283)	(1,328,571)
Selling, general and administrative expenses	(498,766)	(457,010)
Interest income	2,540	2,832
Dividends received	2,162	2,080
Other income (Notes 11 and 12)	10,010	13,964
Interest expense	(6,808)	(4,979)
Other deductions (Notes 5, 11, 12 and 13)	(20,501)	(33,809)

Income before income taxes	82,767	81,095
Provision for income taxes	(47,695)	(47,082)
Equity in earnings of associated companies	3,953	786

Net income (Note 10)	39,025	34,799
Less net income (loss) attributable to noncontrolling interests	(958)	2,540

Net income attributable to Panasonic Corporation	39,983	32,259

	Yen
Net income per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	19.31	15.58
Diluted	—	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended December 31, 2010 and 2009

	Yen (millions)
	Nine months ended December 31
	2010	2009
Cash flows from operating activities:
Net income (loss) (Note 10)	123,060	(16,477)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	268,894	195,252
Net gain on sale of investments	(7,060)	(1,000)
Provision for doubtful receivables	3,480	3,098
Deferred income taxes	3,561	41,482
Write-down of investment securities (Notes 11 and 13)	25,764	6,074
Impairment losses on long-lived assets (Notes 5 and 13)	6,847	19,105
Cash effects of change in:
Trade receivables	(18,352)	(157,397)
Inventories	(81,646)	36,662
Other current assets	2,357	9,699
Trade payables	13,249	130,648
Accrued income taxes	47,696	8,548
Accrued expenses and other current liabilities	24,203	15,508
Retirement and severance benefits	(24,289)	(10,106)
Deposits and advances from customers	6,368	9,230
Other, net	(19,840)	15,833

Net cash provided by operating activities	374,292	306,159

Cash flows from investing activities:
Purchase of short-term investments	—	(6,369)
Proceeds from disposition of investments and advances	64,005	45,204
Increase in investments and advances	(7,100)	(6,803)
Capital expenditures	(294,162)	(306,728)
Proceeds from disposals of property, plant and equipment	111,624	40,216
Decrease in time deposits, net	5,103	95,660
Purchase of shares of newly consolidated subsidiaries, net of acquired companies’ cash and cash equivalents	—	(174,808)
Other, net	(19,899)	(24,591)

Net cash used in investing activities	(140,429)	(338,219)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended December 31, 2010 and 2009

	Yen (millions)
	Nine months ended December 31
	2010	2009
Cash flows from financing activities:
Increase in short-term debt, net	542,725	216,947
Proceeds from long-term debt	4,457	49,467
Repayments of long-term debt	(84,406)	(34,343)
Dividends paid to Panasonic Corporation shareholders (Notes 9 and 10)	(20,705)	(25,883)
Dividends paid to noncontrolling interests (Note 10)	(9,568)	(12,146)
Repurchase of common stock (Note 10)	(418)	(54)
Sale of treasury stock (Note 10)	16	21
Purchase of noncontrolling interests (Note 10)	(588,539)	(10,885)
Other, net	1,205	(75)

Net cash provided by (used in) financing activities	(155,233)	183,049

Effect of exchange rate changes on cash and cash equivalents	(62,591)	(13,951)

Net increase in cash and cash equivalents	16,039	137,038

Cash and cash equivalents at beginning of period	1,109,912	973,867

Cash and cash equivalents at end of period	1,125,951	1,110,905

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by product category for the nine months ended December 31, 2010 were as follows: Digital AVC Networks—36%, Home Appliances—14%, PEW and PanaHome*—17%, Components and Devices—9%, SANYO*—18%, and Other—6%. A sales breakdown by geographical market was as follows: Japan—51%, North and South America—13%, Europe—10%, and Asia and Others—26%.

Sales by product category for the three months ended December 31, 2010 were as follows: Digital AVC Networks—38%, Home Appliances—14%, PEW and PanaHome*—17%, Components and Devices—8%, SANYO*—17%, and Other—6%. A sales breakdown by geographical market was as follows: Japan—53%, North and South America—12%, Europe—11%, and Asia and Others—24%.

The Company is not dependent on a single supplier and has no significant difficulty in obtaining raw materials from suppliers.

*	PEW stands for Panasonic Electric Works Co., Ltd. and PanaHome stands for PanaHome Corporation. SANYO stands for SANYO Electric Co., Ltd.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” Investments in companies and joint ventures over which we have the ability to exercise significant influence (generally through a voting interest of between 20% to 50%) are included in “Investments and advances” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company has 658 consolidated subsidiaries and 233 associated companies under equity method as of December 31, 2010.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans, and assets acquired and liabilities assumed by business combinations.

(e)	Adoption of New Accounting Pronouncements

On April 1, 2010, the Company adopted Accounting Standards Update (ASU) 2009-16, “Accounting for Transfers of Financial Assets.” ASU2009-16 removes the concept of a qualifying special-purpose entity (QSPE) from ASC 860, “Transfers and Servicing,” and the exception from applying ASC 810 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. ASU 2009-16 also clarifies ASC 860’s sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The adoption of ASU 2009-16 did not have a material effect on the Company’s consolidated financial statements.

On April 1, 2010, the Company adopted ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17, which amends ASC 810, revises the test for determining the primary beneficiary of a Variable Interest Entities (VIE) from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party (if any) with the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The adoption of ASU 2009-17 did not have a material effect on the Company’s consolidated financial statements.

For the three months ended December 31, 2010, the Company adopted the provisions of the disclosures as of the end of a reporting period included in ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” ASU 2010-20 requires an entity to provide disclosures about the nature of credit risk inherent in the entity’s portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses, and the changes and reasons for those changes in the allowance for credit losses in order to increase transparency about disclosures of entity’s credit risk exposures and adequacy of its allowance for credit losses. The adoption of the provisions of ASU 2010-20 did not have a material effect on the Company’s consolidated financial statements.

(2)	Inventories

Inventories at December 31 and March 31, 2010 are summarized as follows:

	Yen (millions)
	December 31, 2010	March 31, 2010
Finished goods	485,210	497,153
Work in process	180,839	159,699
Raw materials	279,832	256,794

	945,881	913,646

(3)	Investments in Securities

In accordance with ASC 320, “Investments—Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at December 31 and March 31, 2010 are as follows:

	Yen (millions)
	December 31, 2010
	Cost	Fair value	Net unrealized holding gains (losses)
Noncurrent:
Equity securities	258,988	330,458	71,470
Corporate and government bonds	2,110	2,174	64
Other debt securities	554	555	1

	261,652	333,187	71,535

	Yen (millions)
	March 31, 2010
	Cost	Fair value	Net unrealized holding gains (losses)
Noncurrent:
Equity securities	275,579	379,358	103,779
Corporate and government bonds	3,894	3,961	67
Other debt securities	568	585	17

	280,041	383,904	103,863

The carrying amount of the Company’s held-to-maturity securities totaled 1,954 million yen at March 31, 2010.

The carrying amounts of the Company’s cost method investments totaled 28,153 million yen and 22,039 million yen at December 31 and March 31, 2010, respectively.

(4)	Leases

The Company has operating leases for certain land, buildings, and machinery and equipment. Future minimum lease payments under operating leases at December 31, 2010 are as follows:

Yen (millions)
Due within 1 year	79,206
Due after 1 year within 2 years	56,378
Due after 2 years within 3 years	39,672
Due after 3 years within 4 years	21,336
Due after 4 years within 5 years	5,620
Thereafter	4,338

Total minimum lease payments	206,550

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 6,847 million yen and 4,652 million yen of long-lived assets for the nine months and three months ended December 31, 2010, respectively.

Impairment losses for the nine months ended December 31, 2010 of 2,846 million yen, 2,660 million yen and 1,341 million yen related to “PEW and PanaHome,” “SANYO” and the remaining segments, respectively. Impairment losses for the three months ended December 31, 2010 of 1,010 million yen, 2,561 million yen and 1,081 million yen related to “PEW and PanaHome,” “SANYO” and the remaining segments, respectively.

The Company recognized impairment losses in the aggregate of 19,105 million yen and 11,546 million yen of long-lived assets for the nine months and three months ended December 31, 2009, respectively.

The Company recorded the impairment losses of manufacturing facilities related to overseas lighting business for the three months ended December 31, 2009. The Company decided to aggregate manufacturing facilities of the lighting business in overseas and estimated that the carrying amounts of the assets would not be recovered through future cash flows. The fair value of the assets was determined based on discounted estimated future cash flows expected to result from their use and eventual disposition. The Company recorded the impairment losses of buildings and machineries related to domestic battery business for the three months ended December 31, 2009. In relation to the acquisition of SANYO, the Company has to transfer a part of its battery business within one year, and estimated that the carrying amounts of the assets would not be recovered through future cash flows. The fair value of the assets was determined based on discounted estimated future cash flows expected to result from their use and eventual disposition. The Company recorded the impairment losses of manufacturing facilities related to overseas motor businesses for the three months ended September 30, 2009. The Company decided to divest one of its motor business as part of the motor business structural reform and estimated that the carrying amounts of the assets would not be recovered through future cash flows. The fair value of the assets was determined based on discounted estimated future cash flows expected to result from their use and eventual disposition.

Impairment losses for the nine months ended December 31, 2009 of 12,250 million yen, 5,518 million yen and 1,337 million yen related to “Home Appliances,” “Components and Devices” and the remaining segments, respectively. Impairment losses for the three months ended December 31, 2009 of 6,144 million yen, 4,899 million yen and 503 million yen related to “Home Appliances,” “Components and Devices” and the remaining segments, respectively.

(6)	Number of Common Shares

Number of common shares authorized and issued and number of treasury common shares as of December 31 and March 31, 2010 are as follows:

	Number of shares
	December 31, 2010	March 31, 2010
Common stock:
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	382,749,048	382,448,008

(7)	Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of December 31 and March 31, 2010 are as follows:

	Yen
	December 31, 2010	March 31, 2010
Panasonic Corporation shareholders’ equity per share	1,275.63	1,348.63

(8)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the nine months ended December 31, 2010 and 2009 are as follows:

	Yen (millions)
	Nine months ended December 31
	2010	2009
Net income (loss) attributable to Panasonic Corporation common shareholders	114,701	(14,609)

	Number of shares
	Nine months ended December 31
	2010	2009
Average common shares outstanding	2,070,355,884	2,070,628,077

	Yen
	Nine months ended December 31
	2010	2009
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	55.40	(7.06)

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

A reconciliation of the numerators and denominators of the basic and diluted net income per share attributable to Panasonic Corporation common shareholders computation for the three months ended December 31, 2010 and 2009 are as follows:

	Yen (millions)
	Three months ended December 31
	2010	2009
Net income attributable to Panasonic Corporation common shareholders	39,983	32,259

	Number of shares
	Three months ended December 31
	2010	2009
Average common shares outstanding	2,070,320,679	2,070,619,530

	Yen
	Three months ended December 31
	2010	2009
Net income per share attributable to Panasonic Corporation common shareholders:
Basic	19.31	15.58

Diluted net income per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(9)	Cash Dividends

On May 7, 2010, the board of directors approved a year-end dividend of 5.0 yen per share, totaling 10,353 million yen on outstanding common stock as of March 31, 2010. The dividends, which became effective on May 31, 2010, were sourced out of retained earnings.

On October 29, 2010, the board of directors approved an interim dividend of 5.0 yen per share, totaling 10,352 million yen on outstanding common stock as of September 30, 2010. The dividends, which became effective on November 30, 2010, were sourced out of retained earnings.

(10)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the nine months ended December 31, 2010 and 2009 are as follows:

	Yen (millions)
	Nine months ended December 31, 2010
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2010	2,792,488	887,285	3,679,773
Dividends paid to Panasonic Corporation shareholders	(20,705)	—	(20,705)
Dividends paid to noncontrolling interests	—	(9,568)	(9,568)
Repurchase of common stock	(418)	—	(418)
Sale of treasury stock	16	—	16
Equity transactions with noncontrolling interests	(114,676)	(471,151)	(585,827)
Other	—	(2,545)	(2,545)
Comprehensive income (loss):
Net income	114,701	8,359	123,060
Other comprehensive income (loss), net of tax:
Translation adjustments	(117,483)	(25,582)	(143,065)
Unrealized holding gains (losses) of available-for-sale securities	(17,972)	(1,637)	(19,609)
Unrealized holding gains (losses) of derivative instruments	4,291	(28)	4,263
Pension liability adjustments	699	901	1,600

Total comprehensive income (loss)	(15,764)	(17,987)	(33,751)

Balance at December 31, 2010	2,640,941	386,034	3,026,975

	Yen (millions)
	Nine months ended December 31, 2009
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2009	2,783,980	428,601	3,212,581
Dividends paid to Panasonic Corporation shareholders	(25,883)	—	(25,883)
Dividends paid to noncontrolling interests	—	(12,146)	(12,146)
Repurchase of common stock	(54)	—	(54)
Sale of treasury stock	21	—	21
Equity transactions with noncontrolling interests	(8,139)	(2,746)	(10,885)
Acquisition transaction	—	532,360	532,360
Other	—	454	454
Comprehensive income (loss):
Net income (loss)	(14,609)	(1,868)	(16,477)
Other comprehensive income (loss), net of tax:
Translation adjustments	(22,467)	(3,558)	(26,025)
Unrealized holding gains of available-for-sale securities	45,105	1,075	46,180
Unrealized holding gains of derivative instruments	5,295	60	5,355
Pension liability adjustments	(19)	(1,758)	(1,777)

Total comprehensive income (loss)	13,305	(6,049)	7,256

Balance at December 31, 2009	2,763,230	940,474	3,703,704

Comprehensive income for the three months ended December 31, 2010 and 2009 amounted to 27,106 million yen and 78,956 million yen, respectively. Comprehensive income for the three months ended December 31, 2010 and 2009 includes “Net income” in the amount of 39,025 million yen and 34,799 million yen, and other comprehensive income (loss), net of tax, in the amount of a loss of 11,919 million yen and an income of 44,157 million yen, respectively.

(11)	Supplementary Information

Included in other deductions for the nine months and three months ended December 31, 2010 and 2009 are as follows:

	Yen (millions)
	Nine months ended December 31
	2010	2009
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	8,224	24,436
Write-down of investment securities	25,764	6,074
Foreign exchange losses	—	6,420

	Yen (millions)
	Three months ended December 31
	2010	2009
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	6,619	1,742
Write-down of investment securities	73	3,215
Foreign exchange losses	—	1,230

Foreign exchange gains included in other income for the nine months and three months ended December 31, 2010 are 6,905 million yen and 151 million yen, respectively.

Net periodic benefit cost for the nine months ended December 31, 2010 and 2009 are 43,329 million yen and 53,338 million yen, respectively. Net periodic benefit cost for the three months ended December 31, 2010 and 2009 are 14,326 million yen and 17,468 million yen, respectively.

572,858 million yen of short-term bonds, which were newly issued during the nine months ended December 31, 2010, are included in short-term debt, including current portion of long-term debt in the consolidated balance sheets as of December 31, 2010.

(12)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interests rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interests rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company accounts for derivative instruments in accordance with ASC 815, “Derivatives and Hedging.” Amounts included in accumulated other comprehensive income (loss) at December 31, 2010 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The fair values of derivative instruments at December 31, 2010 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	4,089	Other current liabilities	(1,267)
Commodity futures	Other current assets	15,213	Other current liabilities	(1,542)

Total derivatives designated as hedging instruments under ASC 815		19,302		(2,809)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	4,769	Other current liabilities	(3,679)
Cross currency swaps	—	—	Other current liabilities	(965)
Commodity futures	Other current assets	7,637	Other current liabilities	(7,637)

Total derivatives not designated as hedging instruments under ASC 815		12,406		(12,281)

Total derivatives		31,708		(15,090)

The fair values of derivative instruments at March 31, 2010 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	415	Other current liabilities	(1,971)
Commodity futures	Other current assets	11,330	Other current liabilities	(3,345)

Total derivatives designated as hedging instruments under ASC 815		11,745		(5,316)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	8,590	Other current liabilities	(2,307)
Cross currency swaps	—	—	Other current liabilities	(283)
Interest rate swaps	Other current assets	23	—	—
Commodity futures	Other current assets	1,231	Other current liabilities	(1,231)

Total derivatives not designated as hedging instruments under ASC 815		9,844		(3,821)

Total derivatives		21,589		(9,137)

The effect of derivative instruments on the consolidated statement of operations for the nine months ended December 31, 2010 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(2,707)

Total		(2,707)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	3,927

Total		3,927

Fair value hedges resulted in gains of 1,220 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	13,939	Other income (deductions)	9,395
Commodity futures	6,360	Cost of sales	541

Total	20,299		9,936

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	485
Commodity futures	—	—

Total		485

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	14,147
Cross currency swaps	Other income (deductions)	(682)
Interest rate swaps	Other income (deductions)	(23)
Commodity futures	Other income (deductions)	0

Total		13,442

The effect of derivative instruments on the consolidated statement of operations for the nine months ended December 31, 2009 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	36,264

Total		36,264

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(34,756)

Total		(34,756)

Fair value hedges resulted in gains of 1,508 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	1,541	Other income (deductions)	(3,690)
Cross currency swaps	(291)	Other income (deductions)	(16)
Commodity futures	3,359	Cost of sales	(498)

Total	4,609		(4,204)

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	1,166
Cross currency swaps	—	—
Commodity futures	—	—

Total		1,166

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	(7,561)
Cross currency swaps	Other income (deductions)	308
Commodity futures	Other income (deductions)	0

Total		(7,253)

The effect of derivative instruments on the consolidated statement of operations for the three months ended December 31, 2010 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	5,067

Total		5,067

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(4,817)

Total		(4,817)

Fair value hedges resulted in gains of 250 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	3,189	Other income (deductions)	1,754
Commodity futures	4,817	Cost of sales	273

Total	8,006		2,027

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	(143)
Commodity futures	—	—

Total		(143)

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	2,171
Cross currency swaps	Other income (deductions)	2,242
Interest rate swaps	Other income (deductions)	—
Commodity futures	Other income (deductions)	0

Total		4,413

The effect of derivative instruments on the consolidated statement of operations for the three months ended December 31, 2009 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	13,521

Total		13,521

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(12,941)

Total		(12,941)

Fair value hedges resulted in gains of 580 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	(1,451)	Other income (deductions)	2,082
Cross currency swaps	—	—	—
Commodity futures	603	Cost of sales	522

Total	(848)		2,604

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	532
Cross currency swaps	—	—
Commodity futures	—	—

Total		532

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	1,159
Cross currency swaps	Other income (deductions)	955
Commodity futures	Other income (deductions)	0

Total		2,114

(13)	Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables, Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments and advances

The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at December 31 and March 31, 2010 are as follows:

	Yen (millions)
	December 31, 2010		March 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Other investments and advances	400,439	400,472	454,313	454,516
Liabilities:
Long-term debt, including current portion	(1,149,653)	(1,166,569)	(1,236,052)	(1,250,048)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	8,451	8,451	3,511	3,511
To buy foreign currencies	407	407	5,494	5,494
Interest rate swaps	—	—	23	23
Commodity futures:
To sell commodity	3	3	—	—
To buy commodity	22,847	22,847	12,561	12,561
Other current liabilities:
Forward:
To sell foreign currencies	(14)	(14)	(2,390)	(2,390)
To buy foreign currencies	(4,932)	(4,932)	(1,888)	(1,888)
Cross currency swaps	(965)	(965)	(283)	(283)
Commodity futures:
To sell commodity	(9,176)	(9,176)	(4,576)	(4,576)
To buy commodity	(3)	(3)	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ASC 820 defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31 and March 31, 2010:

	Yen (millions)
	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	330,458	—	—	330,458
Corporate and government bonds	—	2,174	—	2,174
Other debt securities	—	555	—	555

Total available-for-sale securities	330,458	2,729	—	333,187

Derivatives:
Foreign exchange contracts	—	8,858	—	8,858
Commodity futures	18,935	3,915	—	22,850

Total derivatives	18,935	12,773	—	31,708

Total	349,393	15,502	—	364,895

Liabilities:
Derivatives:
Foreign exchange contracts	—	(4,946)	—	(4,946)
Cross currency swaps	—	(965)	—	(965)
Commodity futures	(5,457)	(3,722)	—	(9,179)

Total derivatives	(5,457)	(9,633)	—	(15,090)

Total	(5,457)	(9,633)	—	(15,090)

	Yen (millions)
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	379,358	—	—	379,358
Corporate and government bonds	—	3,961	—	3,961
Other debt securities	—	585	—	585

Total available-for-sale securities	379,358	4,546	—	383,904

Derivatives:
Foreign exchange contracts	—	9,005	—	9,005
Interest rate swaps	—	23	—	23
Commodity futures	12,561	—	—	12,561

Total derivatives	12,561	9,028	—	21,589

Total	391,919	13,574	—	405,493

Liabilities:
Derivatives:
Foreign exchange contracts	—	(4,278)	—	(4,278)
Cross currency swaps	—	(283)	—	(283)
Commodity futures	(3,345)	(1,231)	—	(4,576)

Total derivatives	(3,345)	(5,792)	—	(9,137)

Total	(3,345)	(5,792)	—	(9,137)

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Level 2 derivatives including foreign exchange contracts and commodity futures are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and market prices for commodity futures.

Assets and liabilities measured at fair value on a nonrecurring basis

The following table presents significant assets and liabilities that are measured at fair value on a nonrecurring basis for the nine months ended December 31, 2010:

	Yen (millions)
	Nine months ended December 31, 2010
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(8,318)	23,196	—	2,933	26,129

The Company classified the impaired security, representing a substantial portion of the write-down, in Level 1 as the Company used an unadjusted quoted market price in active markets as input to value the investment. The remaining impaired security is classified in Level 3 as the Company used unobservable inputs to value the investment.

For three months ended December 31, 2010, there were no circumstances that required any significant assets and liabilities that are not measured at fair value on an ongoing basis to be measured and recognized at fair value.

The following table presents significant assets and liabilities that are measured at fair value on a nonrecurring basis for the nine months and three months ended December 31, 2009:

	Yen (millions)
	Nine months ended December 31, 2009
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(3,203)	1,058	—	0	1,058
Long-lived assets	(19,105)	—	—	1,832	1,832

	Yen (millions)
	Three months ended December 31, 2009
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(1,052)	1,058	—	—	1,058
Long-lived assets	(11,546)	—	—	112	112

The Company classified most of assets described above in Level 3 as the Company used unobservable inputs to value these assets when recognizing impairment losses related to the assets. The fair value for the major assets was measured through estimated future cash flows. The Company classified certain investments in Level 1 as the Company used an unadjusted quoted market price in active markets as valuation inputs.

(14)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At December 31, 2010, the maximum amount of undiscounted payments the Company would have to make in the event of default is 37,346 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at December 31 and March 31, 2010 was insignificant.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At December 31, 2010, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 45,006 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at December 31 and March 31, 2010 was insignificant.

The Company and certain subsidiaries are under the term of leasehold interest contracts for land of domestic factories and have obligations for restitution on their leaving. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased assets are not specified and there are no plans to undertake relocation in the future. Therefore, the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to tax, products or intellectual properties, or governmental investigations. Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, are subject to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. In October 2009, the Japan Fair Trade Commission issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company filed for a hearing to challenge the orders which is currently subject to proceedings. Since February 2009, the Company is subject to investigations by government authorities, including the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to compressors for refrigerator use. Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. The Company has been cooperating with the various governmental investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines. On September 30, 2010, the Company has entered into a plea agreement with the U.S. Department of Justice to resolve alleged antitrust violations relating to compressors for refrigerator use. This agreement did not have a material effect on the Company’s consolidated financial statements. Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(15)	Segment Information

In accordance with the provisions of ASC 280, “Segment Reporting”, the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment as well as information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, electronic components and batteries. “SANYO” includes solar cells, lithium-ion batteries, optical pickups and others. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

The company transferred its motor business to Home Appliances on April 1, 2010. Accordingly, segment information for Home Appliances and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

By Business Segment

Information by business segment for the nine months ended December 31, 2010 and 2009 is shown in the tables below:

	Yen (millions)
	Nine months ended December 31
	2010	2009
Sales:
Digital AVC Networks:
Customers	2,542,116	2,547,466
Intersegment	43,281	30,699

Total	2,585,397	2,578,165
Home Appliances:
Customers	820,471	756,356
Intersegment	153,719	144,162

Total	974,190	900,518
PEW and PanaHome:
Customers	1,240,292	1,147,071
Intersegment	40,203	37,310

Total	1,280,495	1,184,381
Components and Devices:
Customers	475,092	491,399
Intersegment	238,650	212,336

Total	713,742	703,735
SANYO:
Customers	1,198,437	—
Intersegment	24,559	—

Total	1,222,996	—
Other:
Customers	376,953	277,592
Intersegment	445,978	400,167

Total	822,931	677,759
Eliminations	(946,390)	(824,674)

Consolidated total	6,653,361	5,219,884

	Yen (millions)
	Nine months ended December 31
	2010	2009
Segment profit:
Digital AVC Networks	101,172	52,929
Home Appliances	81,875	58,009
PEW and PanaHome	53,957	21,627
Components and Devices	29,155	22,834
SANYO	393	—
Other	35,200	8,262
Corporate and eliminations	(37,420)	(33,797)

Total segment profit	264,332	129,864

Interest income	8,257	8,876
Dividends received	5,645	6,183
Other income	40,270	30,567
Interest expense	(21,093)	(16,545)
Other deductions	(70,091)	(104,303)

Consolidated income before income taxes	227,320	54,642

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Information by business segment for the three months ended December 31, 2010 and 2009 is shown in the tables below:

	Yen (millions)
	Three months ended December 31
	2010	2009
Sales:
Digital AVC Networks:
Customers	914,013	963,452
Intersegment	13,556	10,643

Total	927,569	974,095
Home Appliances:
Customers	281,328	257,787
Intersegment	56,187	47,823

Total	337,515	305,610
PEW and PanaHome:
Customers	432,433	396,030
Intersegment	14,016	14,627

Total	446,449	410,657
Components and Devices:
Customers	151,345	170,872
Intersegment	81,465	76,038

Total	232,810	246,910
SANYO:
Customers	383,862	—
Intersegment	9,464	—

Total	393,326	—
Other:
Customers	122,432	98,447
Intersegment	140,147	133,216

Total	262,579	231,663
Eliminations	(314,835)	(282,347)

Consolidated total	2,285,413	1,886,588

	Yen (millions)
	Three months ended December 31
	2010	2009
Segment profit (loss):
Digital AVC Networks	39,903	40,181
Home Appliances	32,711	31,346
PEW and PanaHome	23,125	17,453
Components and Devices	3,684	19,208
SANYO	(5,686)	—
Other	12,224	6,131
Corporate and eliminations	(10,597)	(13,312)

Total segment profit	95,364	101,007

Interest income	2,540	2,832
Dividends received	2,162	2,080
Other income	10,010	13,964
Interest expense	(6,808)	(4,979)
Other deductions	(20,501)	(33,809)

Consolidated income before income taxes	82,767	81,095

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

By Geographical Area

Sales attributed to countries based upon the customer’s location for the nine months ended December 31, 2010 and 2009 are as follows:

	Yen (millions)
	Nine months ended December 31
	2010	2009
Sales:
Japan	3,390,089	2,780,897
North and South America	841,383	675,034
Europe	671,052	581,862
Asia and Others	1,750,837	1,182,091

Consolidated total	6,653,361	5,219,884

United States included in North and South America	706,191	574,672
China included in Asia and Others	918,502	562,886

Sales attributed to countries based upon the customer’s location for the three months ended December 31, 2010 and 2009 are as follows:

	Yen (millions)
	Three months ended December 31
	2010	2009
Sales:
Japan	1,200,538	1,004,850
North and South America	288,029	250,452
Europe	243,415	228,767
Asia and Others	553,431	402,519

Consolidated total	2,285,413	1,886,588

United States included in North and South America	242,180	209,617
China included in Asia and Others	291,580	186,736

There are no individually material countries of which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the nine months and three months ended December 31, 2010 and 2009.

(16)	Subsequent Events

Based on the board of directors meeting held on February 2, 2011, the Company resolved to issue unsecured straight bonds up to 500 billion yen in or after February 2011 in order to enhance the stability of financial position with long-term stabilization of debt. The Company plans to issue the bonds through public offering in Japan and the purpose of funding is to repay short-term interest-bearing debt.